UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pacific Biosciences of California, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

69404D108

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69404D108		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,603,652

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,603,652

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,603,652

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.97%

14.	Type of Reporting Person IA; OO

CUSIP No. 69404D108		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,603,652

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,603,652

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,603,652

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.97%

14.	Type of Reporting Person HC; OO

CUSIP No. 69404D108		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,603,652

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,603,652

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,603,652

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.97%

14.	Type of Reporting Person HC; OO

CUSIP No. 69404D108		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,603,652

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,603,652

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,603,652

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.97%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

This Amendment No. 2 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D and Amendment No. 1 filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”) with the SEC on November 16, 2018 and April 30 , 2019 respectively (as amended by this Amendment No. 2, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.                                           Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following information for updating:

The aggregate amount of funds used by the Reporting Persons in purchasing the 171,299 Shares reported herein on behalf Premia Master Fund have come directly from the assets of the Premia Master Fund, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares reported herein on behalf of the Funds was $1,031,505 (excluding commissions and other execution-related costs).

Item 4.                                           Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

During the 60 days preceding August 28, 2019, the Reporting Persons acquired the 171,299 Shares reported herein on behalf of Premia Master Fund and the Reporting Persons sold 509,020 Shares reported herein, which consists of 347,490 Shares sold for the benefit of the ICAV, 97,089 Shares sold for the benefit of Magnetar Capital Master Fund, 46,532 Shares sold for the benefit of MSW Master Fund and 17,909 Shares sold for the benefit of Premia Master Fund.

Item 5.                                           Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

The Company reported in their Form 10-Q filed on August 6, 2019 that 152,964,532 Shares were issued and outstanding as of July 31, 2019.

(a)                                 As of the close of business on August 27, 2019, each of the Reporting Persons may have been deemed to have beneficial ownership of 7,603,652 Shares, which consisted of (i)

388,358 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 3,541,231 Shares held for the benefit of PRA Master Fund, (iii) 1,820,428 Shares held for the benefit of Constellation Fund; (iv) 100,771 Shares held for the benefit of MSW Master Fund; (v) 290,016 Shares held for the benefit of Premia Master Fund and (vi) 1,462,848 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 4.97% of the Shares.

(b)                                 As of the close of business on August 27, 2019, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 7,603,652 Shares, which consisted of (i) 388,358 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 3,541,231 Shares held for the benefit of PRA Master Fund, (iii) 1,820,428 Shares held for the benefit of Constellation Fund; (iv) 100,771 Shares held for the benefit of MSW Master Fund; (v) 290,016 Shares held for the benefit of Premia Master Fund and (vi) 1,462,848 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 4.97% of the Shares.

(c)                                  Except as set forth on Schedule A attached hereto, the Funds had no transactions in the Shares during the 60 days preceding August 28, 2019. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on NASDAQ and various other trading markets.

(e)                            Each of the Reporting Persons ceased to have beneficial ownership of greater than 5% of the Shares on August 27, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2019

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
7/2/2019	97,089	6.08000
7/3/2019	46,346	6.13578	(3)
8/1/2019	9,955	5.39718	(4)
8/12/2019	15,751	5.73728	(5)
8/19/2019	2,158	5.86420

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $6.13578 per share, at prices ranging from $6.080 to $6.205 per share.

(4) Reflects a weighted average purchase price of $5.39718 per share, at prices ranging from $5.340 to $5.440 per share.

(5) Reflects a weighted average purchase price of $5.73728 per share, at prices ranging from $5.720 to $5.80 per share.

Funds

Date	Number of Shares (Sold)	Price Per Share($) (1)(2)
7/2/2019	97,089	6.08000
7/25/2019	59,000	5.20861	(3)
7/26/2019	59,100	5.24789	(4)
7/29/2019	53,100	5.21773	(5)
7/30/2019	62,000	5.25970	(6)
7/31/2019	62,022	5.37793	(7)
8/2/2019	13,442	5.37347	(8)
8/5/2019	1,777	5.32200	(9)
8/6/2019	532	5.41983	(10)
8/13/2019	2,158	5.86861	(11)
8/26/2019	49,400	5.55200	(12)
8/27/2019	49,400	5.59937	(13)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

(3) Reflects a weighted average sale price of $5.20861per share, at prices ranging from $5.175 to $5.290 per share.

(4) Reflects a weighted average sale price of $5.24789 per share, at prices ranging from $5.175 to $5.290 per share.

(5) Reflects a weighted average sale price of $5.21773 per share, at prices ranging from $5.145 to $5.285 per share.

(6) Reflects a weighted average sale price of $5.25970 per share, at prices ranging from $5.210 to $5.341 per share.

(7) Reflects a weighted average sale price of $5.37793 per share, at prices ranging from $5.32 to $5.41 per share.

(8) Reflects a weighted average sale price of $5.37347 per share, at prices ranging from $5.29 to $5.45 per share.

(9) Reflects a weighted average sale price of $5.32200 per share, at prices ranging from $5.30 to $5.38 per share.

(10) Reflects a weighted average sale price of $5.41983 per share, at prices ranging from $5.37 to $5.49 per share.

(11) Reflects a weighted average sale price of $5.86861 per share, at prices ranging from $5.85 to $5.87 per share.

(12) Reflects a weighted average sale price of $5.55200 per share, at prices ranging from $5.50 to $5.61 per share.

(13) Reflects a weighted average sale price of $5.59937 per share, at prices ranging from $5.55 to $5.69 per share.